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                               October 18, 2022

       Theodore Wang
       Principal Executive
       Mangomill plc
       950 Third Avenue, 25th Floor
       New York, NY 10022

                                                        Re: Mangomill PLC
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 5,
2022
                                                            File No. 333-265755

       Dear Theodore Wang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Interests of Certain Persons in the Business Combination, page 48

   1. We note that the Sponsor's acquisition of APHC securities was substantially funded by the
                                                        "At Risk Capital
Syndication." Highlight the fact that the At Risk Capital Syndication resulted in the Sponsor
shifting any risk of holding APHC securities to the Syndicated
                                                        Investors while also
receiving compensation for selling the subject securities
                                                        immediately. Address in
more detail the risks to the public shareholders associated with this conflict of
interest. Additionally, disclose the identity of the Syndicated Investors and discuss the
pre-existing professional relationships between the Sponsor and the
                                                        Syndicated Investors.
 Theodore Wang
Mangomill plc
October 18, 2022
Page 2

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameTheodore Wang
                                                          Division of
Corporation Finance
Comapany NameMangomill plc
                                                          Office of Technology
October 18, 2022 Page 2
cc:       Paul Shim
FirstName LastName